GigCapital2, Inc.

c/o DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, California 94105-2933

(415) 615-6095

May 12, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	GigCapital2, Inc. Registration Statement on Form S-4 File No. 333-252824

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, GigCapital2, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 5:00 p.m., Eastern Time, on Wednesday, May 12, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Dr. Raluca Dinu
Dr. Raluca Dinu Chief Executive Officer and President